EXHIBIT 1

JOS. A. BANK CLOTHIERS, INC. POSTS ANOTHER RECORD YEAR, WITH FY2002 NET INCOME INCREASING 68%

HAMPSTEAD, MD (BUSINESS WIRE)—March 17, 2003—Jos. A. Bank Clothiers, Inc. (Nasdaq National Market: “JOSB”), announced that its net income for the year ended February 1, 2003 (“FY2002”) increased 68% to $10.9 million compared with FY2001 net income of $6.5 million, representing another year of record earnings for the Company. The Company also reported that earnings per share for FY2002 increased 48% to a record $1.55 per share compared with FY2001 earnings per share of $1.05. Net income for the quarter ended February 1, 2003 increased 45% to $6.4 million ($.89 per share), compared with net income of $4.4 million ($.70 per share) in the quarter ended February 2, 2002.

Total sales for FY2002 increased 15.4% to a record $243.4 million compared with sales of $211.0 million in FY2001 year. Total sales for the fourth quarter ended February 1, 2003 increased 15.8% to $77.9 million compared with sales of $67.3 million in the comparable prior year period. Comparable store sales increased 5.6% in the fourth quarter and 5.6% in FY2002, while combined catalog and internet sales increased 20.2% and 22.9%, respectively, in the fourth quarter and FY2002.

“We are proud to report another year of impressive growth in sales and earnings for Jos. A. Bank Clothiers, especially in light of the difficult retailing environment that has prevailed during the past several months,” stated Robert N. Wildrick, Chief Executive Officer of the Company. “As a result of the success of our merchandising strategy, which focuses upon providing a full complement of high-quality business and casual menswear and accessories at reasonable prices, Jos. A. Bank has emerged as the most dynamic brand in the specialty menswear market.”

“We are very optimistic regarding the outlook for FY2003, as well,” continued Wildrick. “While the gain in our first quarter earnings will be moderated by severe snowstorms in February and consumer anxiety regarding prospects for a war in Iraq, we believe that the successful execution of our store expansion program and merchandising strategy should allow earnings in FY2003 to reach $1.75-$1.85 per share, compared with recent consensus analyst estimates of approximately $1.67 per diluted share.”

The Company plans to open approximately 50 stores in 2003 as part of its previously announced plan to expand its store base to approximately 500 stores during the next three to five years, with 13 to 15 stores in the first quarter, 6 to 8 stores in the second quarter, 17 to 20 stores in the third quarter and the rest thereafter. The Company anticipates a sales growth of at least 15% in FY2003.

All earnings per share amounts noted above refer to diluted earnings per share.

A conference call to discuss this earnings press release will be held on Tuesday, March 18, 2003 at 11:00 a.m. Eastern Time (EST). To participate in the call on March 18, 2003 please dial 800-230-1074 at least five minutes before 11:00 a.m. EST. A replay of the conference call will be available until March 25, 2003 by dialing (USA) 800-475-6701 or (International) 320-365-3844. The access code for the replay will be 674620.

Jos. A. Bank Clothiers, Inc., established in 1905, is one of the nation’s leading retailers of men’s classically-styled tailored and casual clothing, sportswear, footwear and accessories. The Company sells its full product line through 166 stores in 32 states, a nationwide catalog, and an e-commerce website that can be accessed at www.josbank.com. The Company is headquartered in Hampstead, MD, and its common stock is listed on the Nasdaq National Market under the symbol “JOSB”.

The Company’s plans and beliefs concerning future operations contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those forecast due to a variety of factors that can adversely affect the Company’s expansion plans, operating results, liquidity and financial condition such as risks associated with economic, weather and other factors affecting consumer spending, the ability of the Company to finance its expansion plans, the mix of goods sold, pricing, the market price of key raw materials such as wool and cotton, availability of lease sites for new stores, the ability to source product from its global supplier base and other competitive factors. Many of the risks are described in the Company’s reports filed with the Securities and Exchange Commission, which should be carefully reviewed before making any investment decision.

Contact: Jos. A. Bank Clothiers, Inc., Hampstead, MD

Robert N. Wildrick, CEO, 410/239-5711

or

David E. Ullman, EVP/CFO, 410/239-5715

or

RJ Falkner and Company, Inc.

Investor Relations Counsel

R. Jerry Falkner, CFA

800-377-9893

info@rjfalkner.com

E-commerce Address for Jos. A. Bank Clothiers, Inc.: www.josbank.com

Jos. A. Bank Clothiers, Inc.

Consolidated Statements of Income

Fourth Quarters and Years Ended February 1, 2003 and February 2, 2002

(in thousands)

	Fourth Quarter		Fiscal Year
	2001	2002	2001	2002
Net Sales	$67,274	$77,942	$211,029	$243,436

Gross profit	35,999	44,325	109,353	133,600
General and administrative	6,590	6,438	21,500	24,310
Sales and marketing	22,208	26,499	75,968	89,015
Store opening costs	41	127	405	528

Operating income	7,160	11,261	11,480	19,747

Interest expense, net	398	263	1,364	1,098

Income before income taxes	6,762	10,998	10,116	18,649
Provision for income taxes	2,354	4,588	3,595	7,702

Net income	$4,408	$6,410	$6,521	$10,947

Earnings Per Share
Net income
Basic	$.74	$1.03	$1.09	$1.78
Diluted	$.70	$0.89	$1.05	$1.55
Weighted average number
of shares outstanding
Basic	5,960	6,198	5,957	6,150
Diluted	6,264	7,209	6,204	7,058

Jos. A. Bank Clothiers, Inc

Balance Sheets

(in thousands)

	As of
ASSETS	Feb. 2, 2002	Feb. 1, 2003

Cash and cash equivalents	$827	$8,389
Accounts receivable	2,364	2,830
Inventories	64,642	78,256
Prepaid expenses and other current assets	6,532	7,071
Deferred income taxes	594	—

Total current assets	74,959	96,546
Property, plant and equipment, net	32,541	36,573
Deferred financing and other non-current assets	117	874
Deferred income taxes	840	—

Total assets	$108,457	$133,993

LIABILITIES & SHAREHOLDERS’ EQUITY
Accounts payable	$16,528	$29,373
Accrued expenses	19,930	24,504
Current portion of long-term debt	744	1,195
Deferred income taxes—current	—	162

Total current liabilities	37,202	55,234
Long term debt	15,894	9,324
Other non-current liabilities	3,109	3,883

Total liabilities	56,205	68,441

Shareholders’ equity:
Common stock	71	73
Additional paid-in capital	56,558	58,909
Retained earnings	681	11,628
Treasury stock	(5,058)	(5,058)

Total shareholders’ equity	52,252	65,552

Total liabilities and shareholders’ equity	$108,457	$133,993

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